

03007851



Public Power Corporation S.A.
30, Chalkokondyli Str., 104 32 Athens, Greece

82-34707

F/DI: 102 / 12.3.03

BY COURIER



Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

SUPPL

Public Power Corporation S.A.
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding a disclosure of Interest in PPC's shares (notified by Fidelity Management & Research Company) owned by Fidelity Management & Research Company (FMR Co.) and Fidelity Management Trust Company (FMTC), of 82 Devonoshire Street, Boston, MA, 02109, as well as Fidelity International Limited (FIL), of 42 Crow Lane, Pembroke, Bermuda.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

PROCESSED

APR 10 2003

THOMSON
FINANCIAL

Enclosure
 - Notice

Equity Stakes

PPC SA notices that, *Fidelity Management & Research Company* notified by its letter dated 4/3/2003, the following disclosure of Interest in PPC's shares, pursuant to the EC Directive 88/627 and according to the Greek PD51/92:

Listed Company Concerned: PPC S.A.

Announcing Party: Legal Entity: Fidelity Management & Research Company (FMR Co.) and Fidelity Management Trust Company (FMTC), of 82 Devonoshire Street, Boston, MA, 02109, as well as Fidelity International Limited (FIL), of 42 Crow Lane, Pembroke, Bermuda.

Security type: Shares with voting rights: ordinary shares

Percentage Change: Directly 5%

Percentage of Voting Rights: Before the change: 4.99%, After the change: 5.02%

Number of Shares with Voting rights: Before the change: 11,575,307 After the change: 11,647,277

Percentage of Share Capital: Before the change: 4.99%, After the Change: 5.02%

Total Number of Shares per Share type: 11,647,277

Date of Transaction: 3 March 2003

Date of announcement of the Transaction to the Party concerned: 4 March 2003

Date of announcement of the Transaction to the ASE: 4 March 2003



Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 102 / 12.3.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of notice submitted to the Company Announcements Office of the London Stock Exchange and Athens Stock Exchange regarding a disclosure of Interest in PPC's shares (notified by Fidelity Management & Research Company) owned by Fidelity Management & Research Company (FMR Co.) and Fidelity Management Trust Company (FMTC), of 82 Devonoshire Street, Boston, MA, 02109, as well as Fidelity International Limited (FIL), of 42 Crow Lane, Pembroke, Bermuda.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

Enclosure
- Notice